The lead investor of Curtiss is Jim Hoegh, Owner, Hoegh Physical Therapy and Consulting.

Jim has invested $148,000 previously and is investing $5,000 in this Wefunder round.

Here is why Jim is investing in Curtiss:

"I am investing in Curtiss Motorcycle Co. because of their highly reputed motorcycle designs, superior execution, lean operations, and a positioning within the EV marketplace that was brilliantly foresighted and is perfectly timed. Curtiss has rethought and redesigned the motorcycle top-to-bottom around battery electric, and is on task to elevate the entire motorcycling experience and culture to a standard of luxury never seen. Up to this point there has been no actual leader.

Enter Curtiss, master of luxury and inventiveness, and Mr. Matt Chambers, Founder and CEO, master of this market space, and visionary. I know firsthand what Mr. Chambers and his team at Curtiss are capable of, as do motorcycle critics and enthusiasts worldwide. I know their level of commitment, the quality of their work, their motorcycles, and the years of development and detail that has so painstakingly been woven into the fabric of the Curtiss One motorcycle. I have seen the Curtiss One up close, ridden it, and it is a stroke of collaborative genius. It retains the appeal and functionality of a conventional motorcycle, but loses the noise and relentless demand for owner maintenance and rider attention. It is quiet and easy to operate, so your God given senses are clear and undiluted, and your overall sense of freedom, exhilaration, and spiritual solitude are at their peak. Bonus, it is environmentally green!

Curtiss One, the bike, makes total sense to me as a rider. Curtiss Motorcycles, the company, makes total sense to me as an investor. The potential upside to this market is massive, and Curtiss intends to prove it, exploit it, and own it."